Exhibit 99.1

Sundial Increases Commitment to SunStream Bancorp Inc. by $350 Million

CALGARY, AB, July 7, 2021 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") announced that it has increased its commitment to SunStream Bancorp Inc. ("SunStream") to $538 million from its previously announced commitment of $188 million. All amounts are in Canadian dollars, unless otherwise stated.

SunStream is a joint venture between Sundial and the SAF Group that leverages a strategic financial and operational partnership to target asymmetrically enhanced risk-return opportunities in the cannabis industry to provide exposure to a portfolio of attractive debt, equity and hybrid investments.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Our business is reported and analyzed under two operating segments: one being Cannabis and the other being Investments. Our cannabis operations, located in Canada, cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total available space.  As a licensed producer that crafts cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the creation of SunStream, SunStream's investment strategy, including the creation of the special opportunities fund and the ability to receive commitments from third parties, contemplated mandates, creation of a special opportunities fund, the Company's financing initiatives, operational goals, demand for the Company's products, the Company's ability to achieve profitability, the development of the legal cannabis market, future financings and the maintenance of production levels.  In addition, depending on the development of the cannabis market and the Company's ability to capture any growth opportunities, future liquidity issues may continue to arise, which could have a material adverse effect on our business, results of operations and financial condition. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see the risk factors identified in the Company's filings with the SEC, including those identified in the Company's Annual Report on Form 20-F and other filings with the SEC, for a discussion of the material risks that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2021/07/c3176.html

%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 07-JUL-21